Paul Tietz, CPG

I, Paul Tietz, CPG., do hereby certify that I am currently employed as Senior Geologist for Mine Development Associates, Inc. located at 210 South Rock Blvd., Reno, Nevada 89502 and:

1.          I graduated with a Bachelor of Science degree in Biology/Geology from the University of Rochester in 1977, a Master of Science degree in Geology from the University of North Carolina, Chapel Hill in 1981, and a Master of Science degree in Geological Engineering from the University of Nevada, Reno in 2004.

2.          I am a Certified Professional Geologist (#11004) with the American Institute of Professional Geologists.

3.          I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in section 1.5 of National Instrument 43-101.

4.          I am one of the authors of this Technical Report titled Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru prepared for Sulliden Gold Corporation Ltd., effective as of September 26, 2012, and dated November 9, 2012. I am responsible for Sections 7.0 through 12.0, and 14.0 of the Technical Report. I am co-responsible for Sections 1.0, 3.0, 6.0, 25.0, and 26.0 of the Technical Report except for those issues discussed in Section 3.0.

5.          I am the co-author of two previous technical reports on the Shahuindo property completed for Sulliden Gold in 2011 and 2012. I visited the Shahuindo project site May 4 through 7, 2010, September 14 through 18, 2011, and March 8 through 11, 2012.

6.          As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

7.          I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.          I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated September 19, 2014.

Paul Tietz
Paul Tietz